GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

25 October 2006

SUPPL

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC
USA

06018071

Dear Sirs,

GKN plc

- **Holdings in Company**

For your information I enclose a copy of the above announcement which was released on 24 October.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 2410

Regulatory Announcement

Go to market news section

Free annual report

EXEMPTION NO. 82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	17:31 24-Oct-06
Number	PRNUK-2410

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

GKN PLC

2. Name of shareholder with a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York - 3,336,538

IXIS Investor Services - 325,549

JP Morgan Chase - 12,045,582

Citibank - 925,432

Clydesdale Bank plc - 2,091,540

Euroclear - 119,138

HSBC Bank plc - 1,152,062

Mellon Bank - 2,983,887

Merrill Lynch Intl Ltd - 2,121,840

Northern Trust Company - 1,409,073

Royal Trust Corp of Canada - 3,362,757

State Street Bank - 4,700,587

5. Number of shares/amount of stock acquired

N/A

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7. Number of shares/ amount of stock disposed

NOT KNOWN

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

10. Date of

11. Date listed

ORDINARY SHARES OF 50P EACH	transaction NOT KNOWN	company informed 24 OCTOBER 2006

12.Total holding following this notification

34,573,985

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.89%

14. Any additional information

DECREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 5% LEVEL

15. Name of contact and telephone number for queries

CHRISTOPHER WINTERS - 01527 533383

16. Name and signature of duly authorised officer of the listed company responsible for making this Notification

CHRISTOPHER WINTERS

SENIOR SECRETARIAL ASSISTANT

Date of notification : 24 OCTOBER 2006

EXEMPTION NO.
82 - 5204

END

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